EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2014

(In thousands)

Earnings
Net income before minority interest	$81,938
Equity earnings	(9,150)
Income distribution from equity investees	7,740
Minority interest in pretax income	(4,149)
Amortization of capitalized interest	527
Federal and state income taxes	49,145
Fixed charges	21,812
Total Earnings as Defined	$147,863

Fixed Charges
Interest expense on long-term debt and other	$19,149
Interest on rentals*	823
Amortization of debt issuance costs	698
AFUDC - borrowed funds	1,142
Total Fixed Charges	$21,812

Ratio of Earnings to Fixed Charges	6.78X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.